Stephen M. Gill  sgill@velaw.com
Tel 713.758.4458  Fax 713.615.5956
July 28, 2006
By Federal Express
Ms. Donna Levy, Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:	Goodrich Petroleum Corporation Registration Statement on Form S-3 Filed April 20, 2006 and amended July 6, 2006 File No. 333-133431
Ladies and Gentlemen:
     On behalf of our client, Goodrich Petroleum Corporation (the “Company”), we enclose four courtesy copies of the Company’s Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-3 (the “Registration Statement”) that was originally filed on April 20, 2006 and was first amended on July 6, 2006 (“Amendment No. 1”), each of which has been marked to show changes from the filing of Amendment No. 1.
     Set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered orally by Donna Levy and Tangela Richter to Stephen Gill on July 14, 2006 and July 18, 2006, respectively, with respect to the above-referenced filing. All page references are to Amendment No. 2 filed on the date hereof. Please note that, to the extent these responses are predicated on factual information, that information has, unless otherwise indicated, been provided by the Company and certain selling securityholders. For your convenience, we have repeated each comment of the Staff and set forth below each such comment is the Company’s response.
COMMENT:
     We reiterate our prior comment that you identify, in the footnotes to the selling securityholder ownership table, the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders (other than publicly traded companies) or remove such selling securityholders from the Registration Statement.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission July 28, 2006 Page 2
RESPONSE:
     The Company has revised several of the footnotes contained on pages 44 and 45 in further response to this comment based on additional information furnished to the Company from those selling securityholders.
     The Company discussed the revised disclosure contained in footnote (15) concerning Fidelity Financial Trust: Fidelity Convertible Securities Fund (“Fidelity”) with representatives of Fidelity. Fidelity advised the Company that no natural person or persons holds voting power over the securities subject to the Registration Statement but rather, such voting power resides with Fidelity Financial Trust’s Board of Trustees. Fidelity has advised the Company that the disclosure set forth in footnote (15) is consistent with numerous other Commission filings in describing its beneficial ownership of securities held by various managed funds.
COMMENT:
     We also reissue our closing comment that if the Company wishes to accelerate the effectiveness of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
RESPONSE:
     The Company intends to submit a written request for effectiveness to the Staff promptly upon advice that the Staff will have no additional comments to the Registration Statement. The Company has advised us that the written request for effectiveness submitted to the Staff will contain the acknowledgements set forth in your comment.

Securities and Exchange Commission July 28, 2006 Page 3
     If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-4458 or, in his absence, Jim Prince at (713) 758-3710.

Very truly yours, Vinson & Elkins L.L.P.
By:	/s/ Stephen M. Gill
Stephen M. Gill

Enclosures

Cc:	David R. Looney [Goodrich Petroleum Corporation] James M. Prince [Firm] Jeffry Andrews [KPMG LLP]